Exhibit 99.1

SERES THERAPEUTICS ANNOUNCES SIGNING OF VOWST™ ASSET PURCHASE AGREEMENT WITH NESTLÉ HEALTH SCIENCE

Upon closing, Seres to receive $175M cash infusion, including an upfront payment, prepayment of a future commercial milestone payment, and an equity investment in Seres common stock, less approximately $20M in settlement of net obligations between the Parties; anticipated deal closing in the next 90 days

Additional approximately $75M in cash payments are due to Seres in 2025, contingent upon Seres’ compliance with transition obligations, with the potential for additional future commercial milestone payments of up to $275M on the achievement of VOWST net sales targets

Seres will fully retire its debt obligations upon closing

Based on existing cash, deal economics and operating plans, Seres expects to fund operations into Q4 2025

Going forward, Seres to focus on improving patient outcomes in medically vulnerable populations with next generation cultivated live biotherapeutic candidates, leveraging established VOWST clinical and regulatory successes

Pipeline led by SER-155; Phase 1b data in the placebo-controlled Cohort 2 study on track for September

CAMBRIDGE, Mass.— August 6, 2024 -- Seres Therapeutics, Inc. (Nasdaq: MCRB), (“Seres” or the “Company”), a leading live biotherapeutics company, today announced that it signed an agreement with Société des Produits Nestlé S.A (“Nestlé”) for the sale of its VOWST business to Nestlé Health Science. Upon deal closing, Seres will receive capital infusions, including an upfront payment, a prepaid milestone payment and an equity investment. In addition, Seres is due to receive installment payments in 2025, as well as potential future payments based on VOWST net sales targets. Seres will support ongoing VOWST availability by providing transition services through the first quarter of 2025 and manufacturing support through the end of 2025 (subject to limited extension rights by Nestlé) and will continue to share 50/50 in the profit and loss of the business through the end of 2025. The completion of the transaction, which is subject to Seres’ shareholder approval and other customary conditions, is expected to occur in the next 90 days.

“This transaction provides meaningful capital to support Seres’ pipeline advancement and our focus on improving patient outcomes in medically vulnerable populations through the use of cultivated live biotherapeutics,” said Eric Shaff, President and Chief Executive Officer of Seres. “We are proud of our accomplishments in bringing VOWST to the market as the first ever FDA-approved oral microbiome therapy with an outstanding efficacy and safety profile and now look forward to applying our approach to transform care in new patient groups. As part of the transaction, a number of our talented colleagues will move to Nestlé Health Science – we thank these team members for their contributions to Seres and to developing, manufacturing, and launching VOWST. We also would like to acknowledge Nestlé Health Science as a long-time collaborator and wish them tremendous success as they continue to deliver VOWST to patients and grow the business.”

Mr. Shaff continued, “We will use the capital from this transaction to strengthen our balance sheet, retire our existing debt facility, and advance our pipeline. Our lead SER-155 program remains on track to provide clinical results from the placebo-controlled Cohort 2 segment of the ongoing study in patients receiving allogeneic hematopoietic stem cell transplant (allo-HSCT) in September. SER-155 is designed to prevent gastrointestinal (“GI”)-derived infections and resulting bloodstream infections, as well as induce immune tolerance responses to reduce the incidence of graft-versus-host-disease (GvHD) and, if successful, could profoundly improve patient outcomes. In addition to SER-155, we are developing other cultivated live biotherapeutic candidates for multiple medically vulnerable patient groups, including potentially those with chronic liver disease, cancer neutropenia, and solid organ transplants. Seres’ therapeutic approach could protect these patients from life-threatening infections, thereby creating significant commercial opportunities.”

Deal Terms, Use of Proceeds and Cash Runway

Under the terms of the agreement, Seres is due to receive:

•	Payment of $100M, less approximately $20M in settlement of net obligations payable to Nestlé at closing

•	Prepayment of a $60M milestone payment at closing

•
Installment payments of $50M in January 2025, and $25M (less up to approximately $1.5M in employment related payments to Nestlé), in July 2025, subject to Seres’ material compliance with transition obligations

•	Future milestone payments based on VOWST worldwide net sales as follows:

o	$125M upon achievement of annual worldwide net sales of $400M; and

o	$150M upon achievement of annual worldwide net sales of $750M

In addition, at the closing, Nestlé will purchase $15M of Seres common stock at closing, representing the purchase of 14,285,715 shares, at a price per share of $1.05 (reflecting a 10% premium to the 30-day volume weighted average price prior to the announcement of the Memorandum of Understanding).

Seres plans to use the capital from this transaction to fully retire its senior secured debt facility with Oaktree Capital Management and support the further advancement of SER-155 and its other cultivated product candidates.

As various VOWST-related capabilities, including product manufacturing, will transition to Nestlé, the Company expects to reduce its workforce by more than one-third, streamlining its operations and reducing cash burn following the closing of the deal. Based on Seres' current cash, its future operating plans, the capital expected to be obtained from the transaction, and accounting for on-going deal obligations, the Company anticipates its cash runway will extend into Q4 2025.

Future Strategy

Moving forward, Seres will pursue a focused corporate strategy where the Company will apply its experience with cultivated live biotherapeutic candidates, building upon the clinical and regulatory success previously demonstrated with VOWST, to improve patient outcomes in a variety of medically vulnerable populations. Specifically, the Company intends to develop new therapeutics for populations known to harbor disrupted gastrointestinal microbiomes and/or compromised immune systems, who are at high risk of serious, life-threatening bacterial infections that are costly to healthcare systems.

Seres’ lead program, SER-155, is designed to prevent GI-derived infections and resulting bloodstream infections, as well as induce immune tolerance responses in order to reduce the incidence of GvHD in patients undergoing allo-HSCT. Patients undergoing allo-HSCT are at a high risk of life-threatening bacterial infections, providing an opportunity to transform how these patients are managed. SER-155 is currently being evaluated in an ongoing Phase 1b study and the Company anticipates clinical results from a placebo-controlled Cohort 2 group in September.

Conference Call Information

Seres’ management will host a conference call today, August 6, 2024, at 8:30 a.m. ET. The conference call may be accessed by calling 1-800-715-9871 (international callers dial 1-646-307-1963) and referencing the conference ID number 9125852. To join the live webcast, please visit the “Investors and News” section of the Seres website at www.serestherapeutics.com. A webcast replay will be available on the Seres website beginning approximately two hours after the event and will be archived for at least 21 days.

About SER-155

The SER-155 composition is designed to prevent gastrointestinal (GI)-derived infections and resulting bloodstream infections, enhance epithelial barrier integrity, and induce immune tolerance responses to reduce the incidence of graft-versus-host-disease (GvHD). SER-155 is being evaluated in a Phase 1b study in patients undergoing allogenic hematopoietic stem cell transplantation (allo-HSCT). SER-155 is a consortium of bacterial species selected and optimized using Seres’ reverse translation discovery and development platform technologies. The design incorporates biomarker data from human clinical data and nonclinical human cell-based assays, and in vivo disease models. SER-155 has received FDA Fast Track Designation.

About Seres Therapeutics

Seres Therapeutics, Inc. (Nasdaq: MCRB) is a commercial-stage company focused on improving patient outcomes in medically vulnerable populations through novel live biotherapeutics. Seres led the successful development and approval of VOWST™, the first FDA-approved orally administered microbiome therapeutic. The Company is evaluating SER-155 in a Phase 1b study in patients receiving allogeneic hematopoietic stem cell transplantation. SER-155 is designed to prevent gastrointestinal (GI)-derived infections and resulting bloodstream infections, enhance epithelial barrier integrity, and induce immune tolerance responses to reduce the incidence of graft-versus-host-disease (GvHD). The Company is also advancing additional cultivated oral live biotherapeutics for medically vulnerable populations, including those with chronic liver disease, cancer neutropenia, and solid organ transplants. For more information, please visit www.serestherapeutics.com.

Background on Nestlé Health Science Collaboration and VOWST

In July 2021, Seres entered a license agreement with Nestlé Health Science that granted a co-exclusive license to develop and commercialize VOWST. In April 2023, VOWST obtained FDA approval to prevent the recurrence of Clostridioides difficile infection (CDI) in adults following antibacterial treatment for recurrent CDI (rCDI), followed by commercial launch in June 2023 led by Nestlé Health Science. Under the pending agreement, Nestlé Health Science will obtain full ownership of the VOWST business. Seres will support the full transition of VOWST to Nestlé and the continuity of the supply chain through a customary transition service agreement.

Important Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving Seres and Nestlé. Seres expects to seek, and intends to file with the Securities and Exchange Commission (the “SEC”), a proxy statement and other relevant documents in connection with a special meeting of Seres’ stockholders for purposes of obtaining stockholder approval of the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of Seres and will contain important information about the proposed transaction and related matters. INVESTORS AND STOCKHOLDERS OF SERES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SERES AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Seres with the SEC at the SEC’s website at www.sec.gov or from Seres at its website at ir.serestherapeutics.com.

Participants in the Solicitation

Seres and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Seres’ stockholders in connection with the proposed transaction will be set forth in Seres’ definitive proxy statement for its stockholder meeting at which the proposed transaction will be submitted for approval by Seres’ stockholders. You may also find additional information about Seres’ directors and executive officers in Seres’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 5, 2024, and in Seres’ Definitive Proxy Statement for its 2024 annual meeting of stockholders, which was filed with the SEC on March 5, 2024.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including statements about the financial terms, timing and completion of the sale of VOWST assets to Nestlé; the use of proceeds of the transaction, including the ability to retire our senior secured debt facility; the timing and results of our clinical studies; future product candidates, development plans and commercial opportunities; operating plans and our future cash runway; our planned strategic focus and other statements which are not historical fact.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: (1) we have incurred significant losses, are not currently profitable and may never become profitable; (2) our need for additional funding; (3) our history of operating losses; (4) the restrictions in our debt agreement; (5) our novel approach to therapeutic intervention; (6) our reliance on third parties to conduct our clinical trials and manufacture our product candidates; (7) the competition we will face; our ability to protect our intellectual property; (8) our ability to retain key personnel and to manage our growth; (9) the occurrence of any event, change or other circumstance that could give rise to the termination of the Purchase Agreement; (10) our failure to obtain stockholder approval for the proposed transaction or to satisfy any of the other conditions to the completion of the proposed transaction; (11) the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with our customers, suppliers, advertisers, partners and others with whom we do business, or on our operating results and businesses generally; (12) the risks associated with the disruption of management’s attention from ongoing business operations due to the proposed transaction and the obligation to provide transition services; (13) our failure to receive the installment payments or the milestone payments in the future; (14) the significant costs, fees and expenses related to the proposed transaction; (15) the uncertainty of impact of the 50/50 profit and loss sharing arrangement on our reported results and liquidity; and (16) the risk that the proposed transaction will not be completed within the expected time period or at all. These and other important factors discussed under the caption “Risk Factors” in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC), on May 8, 2024, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Investor and Media Contacts:
IR@serestherapeutics.com

Carlo Tanzi, Ph.D.
Kendall Investor Relations
ctanzi@kendallir.com